UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL Energia announces purchase of Companhia Luz e Força Santa Cruz

São Paulo, October 2nd 2006 – CPFL Energia announces to the market that on this day a contract of purchase has been signed which will result in the direct acquisition of 99.99% of the Companhia Luz e Força Santa Cruz.

Santa Cruz is a public service concessionaire for the distribution of electric power. The company has a market share of 0.3% and is active in 24 municipalities in the State of São Paulo and 3 in the State of Paraná; an area totaling 11,849.5 Km2, which serves more than 161 thousand customers. This acquisition raises CPFL Energia’s national market share to 12.7% .

In 2005, sales of energy by Santa Cruz were 746 GWh, generating net revenue of R$ 154 million, EBITDA of R$ 30 million and net income of R$ 14 million. In first half of 2006 the net revenue reached R$ 91 million, EBITDA of R$ 18 million and net income of R$ 10 million.

The acquisition which value is R$ 203 million, is aligned with the CPFL Energia strategy which foresees successive movements of consolidating the distribution segment in the country and make possible an appropriate return to CPFL’s current business portfolio, highlighting a few financial indicators implicit in this acquisition. Considering the 2005 indexes for the two companies, we arrive at an EV/ EBITDA and P/Book Value index of 7.1x and 2.4x for Santa Cruz, against 8.7x and 2.8x for CPFL Energia respectively.

The operation has yet to be submitted for approval by the appropriate regulatory board.

INVESTOR RELATIONS TEAM

Tel: (55) (19) 3756-6083

Fax: (55) (19) 3756-6089

e-mail: ri@cpfl.com.br

Site: http://ri.cpfl.com.br

CPFL Energia is the largest Brazilian publicly-held group, operating in the generation, distribution and commercialization of electric power. CPFL is the only electric sector, publicly-held company which simultaneously trades shares on the Novo Mercado – Bovespa and the New York Stock Exchange, (ADR’s level III). The company strategy is focused on operational efficiency, synergic business growth, with financial discipline, practices of sustainability, social responsibility and differentiated corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 02, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.